UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 17, 2020

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle		
Plano, Texas	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 5 – Corporate Governance and Management

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 17, 2020, the Board of Directors of Denbury Inc. ("Denbury" or the "Company") appointed Nicole H. Jennings, age 46, to serve as the Company's Vice President and Chief Accounting Officer effective January 8, 2021. Ms. Jennings will replace current Vice President and Chief Accounting Officer, Alan Rhoades, who, as previously disclosed, is retiring and will resign from his position as of that date. Ms. Jennings has served as the Company's Vice President of Planning since September 2017, and prior to that served in a variety of leadership roles as part of the Company's planning, accounting and finance functions since joining the Company in 2009. Prior to joining Denbury, Ms. Jennings served as Manager of Technical Accounting and Manager of External Reporting at Celanese Corporation, and prior to joining Celanese in 2006, she was a Senior Manager in the accounting firm of PricewaterhouseCoopers LLP. Ms. Jennings holds a Bachelor of Business Administration and Master of Science in Accounting degrees from Texas A&M University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: December 23, 2020   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary